SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                           (Amendment No. _______)1



                           PENNWOOD BANCORP, INC.
_____________________________________________________________________________
                              (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
_____________________________________________________________________________
                       (Title of Class of Securities)


                                708904 10 7
_____________________________________________________________________________
                               (CUSIP Number)


                               June 30, 1999
_____________________________________________________________________________
           (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                 Rule 13d-1(b)
                               X Rule 13d-1(c)
                                 Rule 13d-1(d)



_______________________________
       1
                The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Paul S. Pieffer
_____________________________________________________________________________


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)
_____________________________________________________________________________


3.      SEC USE ONLY

_____________________________________________________________________________

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

_____________________________________________________________________________

NUMBER OF               5.  SOLE VOTING POWER
SHARES                      31,389
BENEFICIALLY            _____________________________________________________
OWNED BY EACH
REPORTING               6.  SHARED VOTING POWER
PERSON WITH                 4,814
                        _____________________________________________________

                        7.  SOLE DISPOSITIVE POWER
                            31,389
                        _____________________________________________________

                        8.   SHARED DISPOSITIVE POWER
                             4,814
_____________________________________________________________________________

 9.                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        36,203
_____________________________________________________________________________
10.                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES

                        X
_____________________________________________________________________________


11.                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        6.5%
_____________________________________________________________________________

12.                     TYPE OF REPORTING PERSON

                        IN
_____________________________________________________________________________



                               Page 2 of 5 Pages

Item 1(a)       Name of Issuer:

                Pennwood Bancorp, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                683 Lincoln Avenue
                Pittsburgh, Pennsylvania  15202.

Item 2(a)       Name of Person Filing:

                Paul S. Pieffer. Mr. Pieffer is the President and Chief Executive Officer of the Issuer.

Item 2(b)       Address of Principal Business Office or, if None, Residence:

                Pennwood Bancorp, Inc.
                683 Lincoln Avenue
                Pittsburgh, Pennsylvania  15202.

Item 2(c)       Citizenship:

                United States.

Item 2(d)       Title of Class of Securities:

                Common Stock, par value $.01 per share.

Item 2(e)       CUSIP Number:

                708904 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

                This statement is filed pursuant to Rule 13d-1(c).  X


                             Page 3 of 5 Pages

Item 4.         Ownership.

                (a) Paul S. Pieffer (the "Reporting Person") beneficially
                    owns 36,203 shares of the common stock par value $.01 per share, of Pennwood Bancorp, Inc. (the "Issuer").

                (b) The 36,203 shares held by the Reporting Person represents approximately 6.5% of the class.

                (c) Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote     31,389
                   (ii)   Shared power to vote or to direct the vote    4,814
                   (iii) Sole power to dispose or to direct the disposition of 31,389
                   (iv) Shared power to dispose or to direct the disposition of 4,814

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


                           Page 4 of 5 Pages

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 15, 1999                     By: /s/ Paul S. Pieffer
                                         ______________________
                                         Paul S. Pieffer



                           Page 5 of 5 Pages